SEC   19006094

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ANNUAL AUDITED REPORT
FORM X-17A-5  SEC Mail Processing
PART III

SEC FILE NUMBER
8- 49007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BestVest Investments, Ltd.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 North Jackson Street, Suite 305

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

(No. and Street)

Media   PA   19063
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James W. O'Connor   (610) 891-2870
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
_____
(Name – *if individual, state last, first, middle name*)

One Bala Avenue, Suite 234   Bala Cynwyd   PA   19004
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __James W. O'Connor__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BestVest Investments, Ltd.__ , as of __December 31__ , 20__18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
GENNARO VUONO - Notary Public
Montgomery County
My Commission Expires Jan 14, 2023
Commission Number 1172589

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BestVest Investments, LTD.

Financial Statements

and Additional Information

December 31, 2018

BestVest Investments, LTD.

December 31, 2018

Table of Contents

BestVest Investments, LTD.
Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$ 514,096
Receivables	
Commissions	96,681
Advances	1,029,194
Clearing organization deposit	50,000
Property Plant and Equipment, net	13,713
(Accumulated Depreciation of $4,572)	
TOTAL ASSETS	**$1,703,684**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 423,833
TOTAL LIABILITIES	**$ 423,833**
Stockholder's Equity	
Common Stock, no par value	10,000
60,000 shares authorized	
10,000 shares issued and outstanding	
Additional Paid In Capital	1,310,000
Retained Deficit	(40,149)
TOTAL STOCKHOLDERS' EQUITY	**1,279,851**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$1,703,684**

-3-

The accompanying notes are an integral part of these financial statements

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
BestVest Investments, Ltd

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BestVest Investments, Ltd(the "Company"), as of December 31, 2018, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission ("supplementary information"),have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated

whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Bala Cynwyd, PA 19004

February 25, 2019

BestVest Investments, LTD.
Statement of Income
Year Ended December 31, 2018

REVENUES

Commissions	1,497,621
Interest and Dividends	67,994
Investment Advisory Fees	374,114
Mutual Fund Fees	580,085
Other Income	41,234
Total Revenues	$2,561,048

EXPENSES

Commission Expense	970,115
Employee Compensation and benefits	1,148,750
Clearing and Execution Expense	74,512
Occupancy	55,316
Other Operating Expenses	212,557
Total Expenses	2,461,250
Net Income	$ 99,798

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2018

Schedule of Retained Deficit

Beginning Retained Deficit	($139,947)
Net Income	99,798
Retained Deficit	($ 40,149)

Schedule of Additional Paid-In-Capital

Additional Paid in Capital	$1,310,000
Additional Paid in Capital	$1,310,000

Schedule of Common Stock

Common Stock, without par value, 60,000 shares authorized, 10,000 shares issued and authorized	$10,000
Common Stock	$10,000
Total Stockholders' Equity	$1,279,851

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The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities:	
Net Income	$ 99,798
Depreciation	
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in commissions receivable	(2,438)
Change in advances	(897)
Change in Investment	
Change in Deposits and Prepaids	677
Change in Other Assets	
Change in accounts payable and accrued expenses	231,362
Total adjustments	
Net cash provided by operating activities	328,502
Cash flows from investing activities:	
Net cash used for investing activities	0.00
Cash flows from financing activities:	
Net cash used for financing activities	0.00
Net change in cash and cash equivalents	328,502
Cash and cash equivalents at beginning of year	185,594
Cash and cash equivalents end of year	$ 514,096

Supplemental Disclosure of Cash Flow Information –

Interest Paid $3,099

-6-

The accompanying notes are an integral part of these financial statements

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on January 20, 1995 under the laws of the State of Michigan. It is a broker-dealer registered with the SEC and is a member of FINRA. It is engaged in the sale of securities including equities, municipal bonds and other financial instruments. The company also has insurance and investment advisory businesses.

The following comprise the company's significant accounting policies:

Method of Accounting

The Company maintains its books and records on the accrual basis recognizing revenue when earned and expenses when incurred in conformity with generally accepted accounting principles.

Recognition of Revenue

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Mutual Fund Fees received (12b-1 Fees) are recognized as income by the Company as received from the fund companies. Investment Advisory Fees are earned through client contractual agreements.

Cash

For purposes of the statement of cash flows, the Company includes as cash amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2009, the Company adopted the provision of FASB Accounting Standards Codification 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes" ("**ASC 740-10**"). ASC 740-10 Clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC

740-10 also provides guidance on derecognition, classification, interest and penalties accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the Company used the guidance in ASC 450 (formerly SFAS No. 5 "Accounting for Contingencies"). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

As of December 31, 2018, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. Returns for the years ended December 31, 2018 to 2015 remain open for audit.

New Accounting Pronouncements - ASC 606 Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Firm to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, revenues for periods prior to January 1, 2018 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the Company will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Although total revenues may not be materially impacted by the new guidance, management notes change to the disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the judgments used in evaluating when and how revenue is recognized and disclosures related to contract assets and liabilities.

New Accounting Pronouncements - ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"). The new accounting standard is applied to operating leases with a term greater than 12 months

and requires lessees to recognize (i) their obligations to make lease payments as a liability (the "lease liability"), initially measured at the present value of the lease payments, and (ii) their ability to use the leased property as a corresponding asset (a "right-of-use asset"). The updated standard is effective for fiscal years beginning after December 15, 2018 and the Company adopted the new standard on January 1, 2019 using the modified retrospective approach, which requires the Firm to (i) apply the new standard to leases in place as of the adoption date, (ii) record a cumulative-effect adjustment to retained earnings as of the first day of the adoption year, and (iii) follow the new rules for all leases entered or modified going forward. In accordance with this approach, assets and liabilities for periods prior to January 1, 2019 will not be revised.

The core principle in the new guidance is that a company should provide information necessary to understand its leasing activities including a comprehensive understanding of the costs of property essential to a company's operations and how those costs are funded including the recognition of assets and liabilities associated with leases.

Although the economic or legal characteristics of these leases are not altered, the impact on the presentation of assets and liabilities on financial statements may be material. Also, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes.

The new guidance provided by ASC 842 may not materially impact the Company's presentation of assets and liabilities, and the relief provided by the SEC "no action" letter will substantially negate the effect of its application on the Company's Net Capital; however, management notes changes to the disclosures based on the additional requirements prescribed by ASC 842. These new disclosures include information regarding the judgments used in determining the present value of lease payments and the corresponding value of the right-of-use asset.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had a net capital of $ 196,100 which was $167,830 in excess of its required net capital of $28,270. The Company's net capital ratio was 2.16 to 1.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances often exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market price

NOTE 5 - GUARANTEES

ASC 460-10, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the

guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

NOTE 6 - REGULATORY ACTIONS

The Company had no regulatory actions during the fiscal year.

NOTE 7 - COMMITMENTS

The Company has a lease agreement for office space in Media, PA. The term of this lease is from March 1, 2018 to February 28, 2021. In addition, the Company is obligated to pay for the proportional amount of the building costs. Future minimum lease payments as of December 31, 2018 are as follows:

2019	$52,535
2020	$53,786
2021	$ 9,006

Rent expense for 2018 was $55,316.

NOTE 8 - SUBSEQUENT EVENTS

Events of the Company subsequent to December 31, 2018 have been evaluated through February 25, 2019, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2018. No subsequent events were identified that required disclosure.

NOTE 9 -- RECENT ACCOUNTING PRONOUNCEMENTS

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The updated standard will be

effective for annual reporting periods beginning after December 15, 2018. The Company has selected a transition method to recognize a cumulative effective change to opening retained earnings in the year of adoption of the standard. As a result of this method, the Company will have no change to retained earnings as of January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for the lease term. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its financial statements.

BESTVEST INVESTMENTS, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

BestVest Investments, LTD. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. RBC Correspondent Services is the clearing broker.

BESTVEST INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

NET CAPITAL

Total Stockholders' Equity Qualified for Net Capital	$1,279,852
Deduct non-allowable assets	
Investments and receivables from affiliates and prepaids	1,055,952
Other deductions and/or charges	27,800
Total Deductions	1,083,752
Net Capital before haircuts	$ 196,100
Less: Haircuts	0
Net Capital	$ 196,100

BESTVEST INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$423,833
Total aggregate indebtedness	423,833

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital requirement	28,270
Excess net capital at 1500%	$153,695
Excess net capital at 1000%	$167,830
Ratio: Aggregate Indebtedness to Net Capital	2.16 to 1

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BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2018

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of
December 31, 2018

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 196,100
Net Audit Adjustments	0
Net Capital per above (Note-2)	$ 196,100



600 North Jackson St.
Suite 305
Media, PA 19063

800-434-1776
610-891-2860
Fax: 610-565-8819

February 25, 2019

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief that:

1. The Firm claimed an exemption from SEC rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the calendar year January 1, 2018 to December 31, 2018;

2. The Firm met the identified exemption provisions in SEC rule 15c3-3(k)(2)(ii) throughout the calendar year January 1, 2018 to December 31, 2018 without exception.

Signed: _____ Date: _2/25/2019_

James W. O'Connor, President
BestVest Investments, Ltd.
600 N. Jackson Street, Suite 305
Media, PA 19063
(610) 891-2870

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
BestVest Investments, Ltd
Media, PA

We have reviewed management's statements, included in the accompanying Exemption Report, on which BestVest Investments, Ltd identified the following provisions of 17 C.F.R. ~15c3-3(k) under which BestVest Investments, Ltd claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and BestVest Investments, Ltd stated that BestVest Investments, Ltd met the identified exemption provisions throughout the most recent fiscal year without exception. BestVest Investments, Ltd's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BestVest Investments, Ltd's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 25, 2019

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
BestVest Investments, Ltd
Media, PA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by BestVest Investments, Ltd, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating BestVest Investments, Ltd's compliance with the applicable instructions of Form SIPC-7. BestVest Investments, Ltd's management is responsible for BestVest Investments, Ltd's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SPIC-7 for the year ended December 31, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 25, 2019

BESTVEST INVESTMENTS, LTD.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIIES INVESTOR PROTECTION COPRPORATION
YEAR ENDED DECEMBER 31, 2018

Period Covered Amount	Date Paid	
General assessment reconciliation for the period January 1, 2018 to December 31, 2018		$1,072
Payment Schedule:		
SIPC-6	7-12-18 ($576 Credit applied)	604
SIPC-7	1-26-18	468
Balance		$ 0.00